UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41928

Planet Image International Limited

No. 756 Guangfu Road

Hi-tech Development Zone

Xinyu City, Jiangxi Province

People’s Republic of China

+86 0790-7138216

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Amended and Restated Letter of Guarantee

As previously disclosed in the current report on Form 6-K filed by Planet Image International Limited, a Cayman Islands exempted company (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”), in connection with the proposed entry into loan agreements with Industrial and Commercial Bank of China (the “Bank”) by Jiangxi Yibo E-Tech Co., Ltd. (“Jiangxi Yibo”), an indirect wholly-owned subsidiary of the Company, for an aggregate amount of RMB100 million (approximately US$13.95 million), the Company executed a letter of guarantee in favor of the Bank, providing a joint liability guarantee for the obligations of Jiangxi Yibo under each loan until such time as Jiangxi Yibo pays off 100% of the principal and interests under each loan (the “Letter of Guarantee”).

On August 1, 2025, the Company executed an amended and restated a letter of guarantee (the “Amended and Restated Letter of Guarantee”), extending the term of the guarantee to December 31, 2028, and reducing the aggregate guaranteed borrowing amount to RMB60 million (approximately US$8.39 million).

The foregoing description of the Amended and Restated Letter of Guarantee is qualified in its entirety by reference to the full text of the Amended and Restated Letter of Guarantee, copies of which is filed as Exhibit 1.1 to this Current Report on Form 6-K and incorporated herein by reference.

This current report on Form 6-K is being incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-287740), declared effective by the SEC on July 3, 2025.

Exhibit Index

Exhibit Number	Exhibit
1.1	English Translation of Amended and Restated Letter of Guarantee by Planet Image International Limited to Industrial and Commercial Bank of China, dated August 1, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Planet Image International Limited

Date: August 4, 2025	By:	/s/ Shaofang Weng
	Name:	Shaofang Weng
	Title:	Chief Executive Officer

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